FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October 2003

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company
Press release

The Supervisory Board and the Board of Management of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) announce that Professor J. Milberg has for personal reasons decided to relinquish his position as a member of the Supervisory Board of Royal Dutch Petroleum Company with effect from 1 October 2003.

Mr Milberg has been a member of the Supervisory Board since July 2000. His resignation is accepted with regret and understanding by the Boards.

The Hague, 6th October 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 6 October 2003

President/Managing Director	General Attorney

(J. van der Veer)	(M.C.M. Brandjes)